Tailwind Two Acquisition Corp.

150 Greenwich Street, 29th Floor

New York, New York 10006

February 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Ernest Greene, Thomas Jones

Re:	Tailwind Two Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed January 28, 2022

File No. 333-261378

Ladies and Gentlemen:

This letter sets forth responses of Tailwind Two Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 7, 2022, with respect to the above referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which reflects these revisions. Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 Filed January 28, 2022

Terran Orbital relies on third parties for a supply of equipment, page 55

1.                    Staff’s comment: Please clarify the disclosure you added in response to prior comment 1. For example, you note an impact by “recent supply chain issues” but also disclose that those issues are “in the past,” yet you may “continue to experience shortages." Please revise. Also, if you have experienced and continue to experience shortages of key components, please describe the shortage clearly and consistently, the components that are in short supply and the past and expected future impact on you.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 55 to 56 to clarify its prior disclosure, including that it has experienced, and expects to continue experiencing, shortages of key components, and the past and expected future impact on the Company.

Financial Statements

General, page F-1

2.                    Staff’s comment: Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X, as applicable.

Response: The Company acknowledges the Staff’s comment. At this time, the audited financial statements for 2021 are not available or expected to become available before the anticipated effective and mailing date so the Company is in compliance with Rule 8.08 of Regulation S-X. If circumstances change, Company will amend the Registration Statement to include the audited financial statements.

Exhibits

3.                    Staff’s comment: Paragraphs (a)-(d) on page 3 appear to involve inappropriate assumptions by counsel. See Section II.B.3.a of Staff Legal Bulletin No. 19. Please file a revised opinion that removes those assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the opinion to remove paragraphs (a)-(d) on page 3.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Chris Hollod
Chris Hollod
Co-Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Peter Seligson
Kirkland & Ellis LLP

Rosa A. Testani
Dan Zimmerman Jonathan R. Pavlich
Akin Gump Strauss Hauer & Feld LLP